Exhibit 97.1

Sohu.com Limited

COMPENSATION CLAWBACK POLICY

1.	Purpose

This Compensation Clawback Policy (this “Clawback Policy”) is intended to comply with the Nasdaq Listing Rules, including Rule 5608, adopted pursuant to Section 10D of the Exchange Act (“Section 10D”), and Rule 10D-1 (“Rule 10D-1”) thereunder, by providing for the recovery of Erroneously Awarded Compensation from Covered Executives if the Company is required to prepare an

Accounting Restatement due to the Company’s material noncompliance with any financial reporting requirement under U.S. Federal securities laws (“Federal Securities Laws”).

2.	Definitions.

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under Federal Securities Laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that is not a “Big R” restatement but would result in a material misstatement if the error were corrected, or left uncorrected, in the current period.

“ADSs” means the Company’s American depositary shares, each ADS representing one ordinary share of the Company.

“Board” means the Board of Directors of the Company.

“Clawback-Eligible Incentive Compensation” means all Incentive-based Compensation Received by a Covered Executive (i) on or after the Effective Date, (ii) after beginning service as a Covered Executive, (iii) who served as a Covered Executive at any time during the applicable performance period relating to such Incentive-based Compensation (whether or not such Covered Executive is serving at the time any Erroneously Awarded Compensation is required to be repaid or returned to the Company), (iv) while the Company had a class of securities listed on Nasdaq or any other U.S. national securities exchange or national securities association, and (v) during the applicable Clawback Period.

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and, if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

“Company” means Sohu.com Limited, a Cayman Island company.

“Clawback Policy” means this Compensation Clawback Policy, as amended from time to time.

“Compensation Committee” means the Compensation Committee of the Board or, in the absence of such a committee, a majority of the independent directors serving on the Board.

“Covered Executive” means each individual who is, or was during any applicable period under this Clawback Policy, an executive officer of the Company within the meaning of the term “executive officer” as defined in Rule 10D-1(d) and Nasdaq Listing Rule 5608(d). The individuals who are Covered Executives as of the Effective Date are listed on Exhibit A to this Clawback Policy.

“Effective Date” means October 2, 2023.

“Erroneously Awarded Compensation” means, with respect to each Covered Executive in connection with an Accounting Restatement, the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that would have been Received by the Covered Executive if it had been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. In addition, trading prices of the Company’s ADSs and the Company’s TSRs (and any measures that are derived wholly or in part from such ADS trading prices or TSRs) will, for purposes of this Clawback Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a measure need not be presented in the Company’s financial statements or included in a filing with the SEC to be considered to be a Financial Reporting Measure.

“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. By way of example, Incentive-based Compensation includes, without limitation, (i) non-equity incentive plan awards that are earned; (ii) bonuses paid from a “bonus pool,” the size of which is determined; and (iii) other cash awards; (iv) options, restricted shares, restricted share units and other forms of equity incentive awards that are granted or become vested, based wholly or in part on the satisfaction of one or more Financial Reporting Measures.

“Nasdaq” means the Nasdaq Stock Market LLC.

“Nasdaq Listing Rules” means Nasdaq’s Listing Rules.

“Received” means any Incentive-based Compensation that is deemed to have been earned by a Covered Executive in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant to the Covered Executive of the Incentive-based Compensation occurs after the end of that period.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take action if action by the Board or a committee of the Board is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“SEC” means the U.S. Securities and Exchange Commission.

“TSR” means total shareholder return.

3.	Mandatory Recovery of Erroneously Awarded Compensation; Mandatory Disclosure.

3.1	Mandatory Recovery.

(a)

In the event of an Accounting Restatement, the Company must reasonably promptly recover the Erroneously Awarded Compensation in accordance with Nasdaq Listing Rule 5608 and this Clawback Policy as follows:

(i)

In the event of an Accounting Restatement, the Compensation Committee will determine the amount of any Erroneously Awarded Compensation for each Covered Executive and will promptly deliver a written notice to each such Covered Executive specifying the amount of Erroneously Awarded Compensation and a demand for repayment or return of such amount, as applicable. For the avoidance of doubt, recovery of Erroneously Awarded Compensation pursuant to this Clawback Policy is unqualified and will apply on a “no fault” basis, regardless of whether an affected Covered Executive played any role in the Accounting Statement.

(A)

To determine the amount of any Erroneously Awarded Compensation after an Accounting Restatement for Incentive-based Compensation that is based on a Financial Reporting Measure other than the Company’s ADS trading prices or TSRs:

(1)

The Company must recalculate the amount of Incentive-based Compensation that would have been Received by an affected Covered Executive based on the restated Financial Reporting Measure in the Accounting Restatement; and

(2)

The Company will then determine whether a Covered Executive Received a greater amount of Incentive-based Compensation than the Covered Executive would have Received based on the restated Financial Reporting Measure, taking into consideration any discretion that the Compensation Committee applied to reduce the amount originally calculated and Received by such Covered Executive.

(B)

To determine the amount of any Erroneously Awarded Compensation for Incentive-based Compensation that is based on the Company’s ADS trading prices or TSRs, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(1)

The amount to be repaid or returned must be determined by the Compensation Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s ADS trading prices or TSRs upon which the Incentive-based Compensation was calculated and Received; and

(2)	The Company must maintain documentation of the determination of such reasonable estimate and provide such documentation to Nasdaq.

(ii)

The Compensation Committee will determine in its discretion appropriate means to recover in full reasonably promptly Erroneously Awarded Compensation from a Covered Executive based on the particular facts and circumstances, which may include, without limitation:

(A)	requiring reimbursement by the Covered Executive to the Company of any cash Incentive-based Compensation previously Received by the Covered Executive;

(B)	procuring recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(C)	offsetting all or any portion of the amount subject to such recovery from any compensation otherwise owed by the Company to the Covered Executive;

(D)	canceling outstanding vested or unvested equity-incentive awards previously granted to the Covered Executive; and/or

(E)	taking any other remedial and/or recovery action permitted by law, as determined by the Compensation Committee in its discretion.

(iii)

Except as set forth in Section 3.1(b) below, the Company may not accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder.

(iv)

To the extent that a Covered Executive fails to repay, or the Company fails to recover, in full the Erroneously Awarded Compensation reasonably promptly as determined by the Compensation Committee in its discretion, the Company will take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive, who will also be required to reimburse the Company for all expenses reasonably incurred (including legal fees) by the Company in procuring repayment of or otherwise recovering in full such Erroneously Awarded Compensation.

(b)

Notwithstanding Section 3.1(a) above, the Company will not be required to take the actions contemplated by Section 3.1(a) above if the Compensation Committee determines in its discretion that recovery would be impracticable and any of the following conditions is met:

(i)

the direct expenses, such as legal expenses and consulting fees, paid to a third party to assist in enforcing this Clawback Policy would exceed the amount to be recovered; provided that, before the Compensation Committee makes such a determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such reasonable recovery attempt and provide the documentation to Nasdaq;

(ii)

recovery would violate Cayman Islands law, where the applicable law was adopted prior to November 28, 2022; provided that, before the Compensation Committee concludes that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of Cayman Islands law, the Company must obtain an opinion from Cayman Island counsel acceptable to Nasdaq that recovery would result in such a violation, and provide a copy of the opinion to Nasdaq; or

(iii)	such additional conditions as may be specified from time to time by the Nasdaq Listing Rules and applicable law, including Section 10D and Rule 10D-1.

3.2  Mandatory Disclosure. The Company will make all disclosures with respect to this Clawback Policy in accordance with the requirements of the Nasdaq Listing Rules and the Federal Securities Laws, including disclosures required to be made in applicable SEC filings.

3.3  Prohibition of Indemnification. The Company will not insure or indemnify any Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Clawback Policy or (ii) any claims relating to the Company’s enforcement of its rights under this Clawback Policy. While Covered Executives subject to this Clawback Policy may purchase insurance to cover their potential recovery obligations, the Company may not pay or reimburse Covered Executives for premiums for any such insurance policy. In addition, the Company must not enter into any agreement that exempts from the application of this Clawback Policy any Incentive-based Compensation that is granted, paid, or awarded to a Covered Executive or that waives the Company’s right to recovery of any Erroneously Awarded Compensation. This Clawback Policy supersedes and automatically makes void all such agreements (whether entered into before, on, or after the Effective Date of this Clawback Policy), including, for the avoidance of doubt, any indemnification agreements that the Company has entered into, or may enter into in the future, with Covered Executives.

3.4  Other Recoupment Rights. This Clawback Policy will be binding and enforceable against all Covered Executives and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators, and other legal representatives. The Company intends that this Clawback Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with a Covered Executive will be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive to abide by the terms of this Clawback Policy. Any right of recovery under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under any applicable statute, regulation, or rule, or pursuant to the terms of any policy of the Company or any provision of any employment agreement, equity award agreement, compensatory plan, or other agreement or arrangement.

4.	Miscellaneous

4.1  Administration and Interpretation. This Clawback Policy will be administered by the Compensation Committee, which will have authority to (i) exercise all of the powers granted to the Compensation Committee under the Clawback Policy; (ii) construe, interpret, and implement this Clawback Policy; and (iii) make all determinations necessary or advisable in administering this Clawback Policy and for the Company’s compliance with the Nasdaq Listing Rules, Section 10D, Rule 10D-1, and any other applicable statute, regulation, rule, or interpretation of the SEC or the Nasdaq Listing Rules promulgated or adopted in connection therewith. Any determinations made by the Compensation Committee will be final and binding on all affected individuals.

4.2  Effectiveness; Amendment; Termination. This Plan will become effective as of the Effective Date, upon its adoption by the Board. The Board may amend this Clawback Policy from time to time in its discretion and may amend or terminate this Clawback Policy as it deems necessary; provided that no amendment or termination of this Clawback Policy will be effective if such amendment or termination would cause the Company to violate any Federal Securities Laws, including Section 10D and Rule 10D-1, or any of the Nasdaq Listing Rules.

4.3  Acknowledgement by Covered Executives. The Company will provide notice and seek written acknowledgement of this Clawback Policy from each Covered Executive as soon as practicable after the later of (i) the Effective Date and (ii) the date on which an individual becomes a Covered Executive; provided, however, that failure to obtain such acknowledgement will have no impact on the enforceability of this Clawback Policy.

Exhibit A

List of Covered Executives as of the Effective Date

Charles Zhang

Dewen Chen

Joanna Lv